P.E. 1/31/02

916569

02013394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED FEB 06 2002 354

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 AND 15d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2002

CANADIAN ZINC CORPORATION

(Name of Registrant)

Suite 1202 - 700 West Pender Street, Vancouver, British Columbia Canada V6C 1G8
(Address of principal executive offices)

1.	Press release	January 10, 2002
2.	British Columbia Securities Commission Form 53-901F	January 10, 2002
3.	Ontario Securities Commission Form 27	January 10, 2002

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40F.
Form 20-F X Form 40F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934. YES___ No XX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Zinc Corporation; SEC File #0-22216
(Registrant)

Date: February 5, 2002 By

Malcolm J.A. Swallow, President & C.E.O.

CANADIAN ZINC
CORPORATION

PRESS RELEASE

DATE: January 10, 2002 **Trading Symbol: T-CZN**

CANADIAN ZINC COMPLETES FLOW THROUGH FINANCING

Canadian Zinc Corporation (the "Company") is pleased to announce the closing of its previously announced private placement (see press release dated December 12, 2001). The Company issued 340,000 flow through shares at $0.18 per share to raise $61,200.

The proceeds of the private placement will be expended on Canadian Exploration Expenses at the Company's Prairie Creek mine property.

A more extensive description of the Company's activities is available on the Company's web site at www.canadianzinc.com.

Malcolm J.A. Swallow
President and CEO

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001 Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com

BC FORM 53-901F
(Previously Form 27)
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

Item 1: Reporting Issuer

CANADIAN ZINC CORPORATION (the "Issuer")
Suite 1202-700 West Pender Street,
Vancouver, BC V6C 1G8

Telephone: 1-604-688-2001
Facsimile: 1-604-688-2043

Item 2: Date Of Material Change

January 10, 2002 being the date of the news release.

Item 3: News Release

Pursuant to Section 85(1) of the British Columbia Securities Act, a news release announcing the material change was issued through International Teledata Group (formerly Canadian Corporate News Inc.) and submitted to the Surveillance Department of the Toronto Stock Exchange on January 10, 2002. Copies have also been filed by SEDAR with the British Columbia Securities Commission and the Ontario Securities Commission. A copy of the news release is attached hereto.

Item 4: Summary Of Material Change

The Issuer announces the closing of its previously announced private placement of 340,000 flow through shares at $0.18 per share.

Item 5: Full Description Of Material Change

See attached News Release.

Item 6: Reliance On Section 85(2) Of The British Columbia Securities Act.

Nothing in this form is required to be maintained on a confidential basis.

Item 7: Omitted Information

None.

Item 8: **Director/Senior Officers**

Malcolm J.A. Swallow, President & CEO
(CANADA) 1-866-688-2001

Item 9: **Statement Of Senior Officer/Director**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, British Columbia as of the 10th day of January, 2002.

CANADIAN ZINC CORPORATION

By: *"Malcolm J.A. Swallow"*

Malcolm J.A. Swallow, President & CEO

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CANADIAN ZINC CORPORATION

PRESS RELEASE

DATE: January 10, 2002 **Trading Symbol: T-CZN**

CANADIAN ZINC COMPLETES FLOW THROUGH FINANCING

Canadian Zinc Corporation (the "Company") is pleased to announce the closing of its previously announced private placement (see press release dated December 12, 2001). The Company issued 340,000 flow through shares at $0.18 per share to raise $61,200.

The proceeds of the private placement will be expended on Canadian Exploration Expenses at the Company's Prairie Creek mine property.

A more extensive description of the Company's activities is available on the Company's web site at www.canadianzinc.com.

"Malcolm J.A. Swallow"

Malcolm J.A. Swallow
President and CEO

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001 Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com

FORM 27
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1: Reporting Issuer

CANADIAN ZINC CORPORATION (the "Issuer")
Suite 1202-700 West Pender Street,
Vancouver, BC V6C 1G8

Telephone: 1-604-688-2001
Facsimile: 1-604-688-2043

Item 2: Date Of Material Change

January 10, 2002 being the date of the news release.

Item 3: News Release

Pursuant to Section 75(2) of the Ontario Securities Act, a news release announcing the material change was issued through International Teledata Group (formerly Canadian Corporate News Inc.) and submitted to the Surveillance Department of the Toronto Stock Exchange on January 10, 2002. Copies have also been filed by SEDAR with the British Columbia Securities Commission and the Ontario Securities Commission. A copy of the news release is attached hereto.

Item 4: Summary Of Material Change

The Issuer announces the closing of its previously announced private placement of 340,000 flow through shares at $0.18 per share.

Item 5: Full Description Of Material Change

See attached News Release.

Item 6: Reliance On Section 75(3) Of The Ontario Securities Act.

Nothing in this form is required to be maintained on a confidential basis.

Item 7: Omitted Information

None.

Item 8: **Director/Senior Officers**

Malcolm J.A. Swallow, President & CEO
(CANADA) 1-866-688-2001

Item 9: **Statement Of Senior Officer/Director**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, British Columbia as of the 10th day of January, 2002.

CANADIAN ZINC CORPORATION

By: *"Malcolm J.A. Swallow"*

Malcolm J.A. Swallow, President & CEO

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CANADIAN ZINC CORPORATION

PRESS RELEASE

DATE: January 10, 2002 **Trading Symbol: T-CZN**

CANADIAN ZINC COMPLETES FLOW THROUGH FINANCING

Canadian Zinc Corporation (the "Company") is pleased to announce the closing of its previously announced private placement (see press release dated December 12, 2001). The Company issued 340,000 flow through shares at $0.18 per share to raise $61,200.

The proceeds of the private placement will be expended on Canadian Exploration Expenses at the Company's Prairie Creek mine property.

A more extensive description of the Company's activities is available on the Company's web site at www.canadianzinc.com.

"Malcolm J.A. Swallow"

Malcolm J.A. Swallow
President and CEO

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001 Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com